SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES  EXCHANGE ACT OF
    1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
    OF 1934


For the transition period from ____ to ____

Commission file number 333-82306

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Employees' Thrift Plan of Indianapolis Power & Light Company

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               The AES Corporation
                             1001 North 19th Street
                               Arlington, VA 22209

                              REQUIRED INFORMATION

     A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Deloitte & Touche to the incorporation by reference of these financial statements into the AES Corporation's Form S-8 Registration Statement relating to the Plan (Registration No. 333-82306) is set forth hereto as Exhibit 23. The certification of the chief executive officer and the chief financial officer of Indianapolis Power & Light Company, pursuant to 18 U.S.C. ss.1350, is attached hereto as Exhibit 99.

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

TABLE OF CONTENTS
----------------------------------------------------------------------------------------------------------------------
                                                                                                                  Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                            1

FINANCIAL STATEMENTS:

   Statements of Assets Available for Benefits as of December 31, 2003 and 2002                                    2

   Statement of Changes in Assets Available for Benefits for the Year Ended
     December 31, 2003                                                                                             3

   Notes to Financial Statements                                                                                  4-7

SUPPLEMENTAL SCHEDULE:                                                                                             8

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)
     As of December 31, 2003                                                                                       9

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employees Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Employees' Pension Committee of the Employees' Thrift Plan of Indianapolis Power & Light Company

We have audited the accompanying statements of assets available for benefits of the Employees' Thrift Plan of Indianapolis Power & Light Company (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana
June 16, 2004

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
------------------------------------------------------------------------------------------------------------------------


ASSETS                                                                                       2003               2002
INVESTMENTS--at fair value:
  The AES Corporation Common Stock                                                       $26,103,606        $ 8,065,808
  Merrill Lynch Equity Index Trust--
    Common/Collective Trust                                                                5,061,663          4,181,345
  Merrill Lynch Retirement Preservation Trust--
    Common/Collective Trust                                                                6,165,445          4,215,854
  Aim Income Mutual Fund                                                                     522,737            485,582
  Alliance Technology Mutual Fund                                                          1,130,463          1,134,435
  Ivy International Mutual Fund                                                              643,129            538,193
  Merrill Lynch Balanced Capital Fund                                                      2,452,516          2,094,130
  Merrill Lynch Federal Securities Trust Mutual Fund                                      10,064,764         10,364,771
  Oppenheimer Main Street Income & Growth Mutual Fund                                      8,021,811          6,344,482
  Alger Midcap Growth Institutional Portfolio Mutual Fund                                    282,383
  Templeton Foreign Mutual Fund                                                              680,638
  Van Kampen Growth & Income Mutual Fund                                                     813,480
  Lord Abbett Small Cap Value Mutual Fund                                                    238,786
  JP Morgan Mid-Cap Value Mutual Fund                                                        244,140
  Federated Total Return Bond Mutual Fund                                                    549,830
  Seligman Henderson Global Technology Mutual Fund                                           148,880
  Phoenix Duff & Phelps Real Estate Securities Mutual Fund                                   112,375
  Oppenheimer Real Asset Mutual Fund                                                           8,942
  Franklin Mutual Financial Services Mutual Fund                                              32,931
  Oppenheimer Gold & Special Minerals Mutual Fund                                             44,404
  Delaware Investments Trend Mutual Fund                                                      83,115
  Aim Global Health Care Mutual Fund                                                          36,339
  Merrill Lynch Utility and Telecommunications Mutual Fund                                     6,510
  American Growth Fund of America Mutual Fund                                                653,311
  Participant loans                                                                          601,673
                                                                                         -----------        -----------

           Total investments                                                              64,703,871         37,424,600

CASH                                                                                          96,763              3,312

CONTRIBUTIONS RECEIVABLE                                                                     259,282            222,033

ACCRUED INTEREST AND DIVIDENDS                                                                89,161             88,240
                                                                                         -----------        -----------

ASSETS AVAILABLE FOR BENEFITS                                                            $65,149,077        $37,738,185
                                                                                         ===========        ===========


See notes to financial statements.

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------


INCREASES:
  Employee contributions                                           $ 4,299,503
  Company contributions--net                                         2,104,579
  Interest and dividend income                                         750,293
  Net appreciation in fair value of investments                     21,896,725
                                                                   -----------

           Total                                                    29,051,100
                                                                   -----------

DECREASES:
  Withdrawals by participants or their beneficiaries                 1,626,006
  Administrative fees                                                   14,202
                                                                   -----------

           Total                                                     1,640,208
                                                                   -----------

INCREASE IN ASSETS AVAILABLE FOR BENEFITS                           27,410,892

ASSETS AVAILABLE FOR BENEFITS--Beginning of year                    37,738,185
                                                                   -----------

ASSETS AVAILABLE FOR BENEFITS--End of year                         $65,149,077
                                                                   ===========


See notes to financial statements.

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting--The financial statements of the Employees' Thrift Plan of Indianapolis Power & Light Company (the "Plan") have been prepared on the accrual basis.

     Plan Assets--Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of refunding employee contributions, payment of vested employer contributions to employees withdrawing from the Plan, to employees obtaining an in-service (suspension) withdrawal, to retiring employees, to participants electing a loan from the Plan, and to beneficiaries of deceased employees; or to pay expenses of the Plan. Participants make requests for distributions directly with the recordkeeper, Merrill Lynch Trust Company of America ("Merrill
     Lynch"), except for hardship withdrawals and refunds of participant contributions, which require approval from the Payroll & Benefits department of the Indianapolis Power & Light Company ("IPL"). The Payroll & Benefits department of IPL conducts day-to-day activities of the Plan at the designation of the Employees' Pension & Benefit Committee (the "Pension Committee").

     Merrill Lynch is the sole trustee and recordkeeper of the assets of the Plan.

     Investments--Investments in securities are stated at fair value as determined by quoted market prices. Investment transactions are recorded as of the trade date. The cost of the securities sold is determined on a specific identification basis.

     Participant   Loans--Loans  to  participants   are  stated  at  cost  which
     approximates fair value.

     Use of Management Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of increases and decreases in assets during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

     Administrative Fees--The Trustee assesses each participant $1.88 on a quarterly basis for the base service fee. Participants pay a commission of $0.08 per share for open market transactions in The AES Corporation ("AES") common stock. The commission is reflected in the price per share for each transaction. There are no other transaction-based fees for the investment funds.

     Expenses for postage and handling for participant statements, confirmations and distributions are charged directly to participants. It is estimated that these expenses will be approximately $3.00 per participant per plan year.

     Payment of Benefits--Upon severance of employment, a participant may elect to receive a lump sum payment for the full value of the participant's account, including vested employer contributions and related earnings. The participant also has the option of maintaining the account until reaching the age of 70 1/2 years. Benefits are recorded when paid.

2.   DESCRIPTION OF THE PLAN

     The Plan is administered by the Pension Committee which is a committee of not less than five persons appointed by the IPL Board of Directors. The Plan is a defined contribution plan, and certain employees become eligible to participate in the Plan immediately upon date of employment.

     All employees become fully vested in the Plan after five years of uninterrupted service. Termination of employment before the five-year requirement requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer matching contributions. As of December 31, 2003, there is currently $17,921 in the forfeiture fund.

     The Plan is valued on a daily "share" valuation.

     Employee contributions are made through payroll deductions representing amounts equal to a specific percentage of the employee's base rate of compensation. Employees have the option of contributing anywhere from 1% to 50%, in increments of 1%, and direct their contributions into any of twenty-one options. Employees can make such contributions under a "Before Tax" or "After Tax" option. Employer contributions are made in an amount equal to current employee contributions up to a maximum of 4% and are invested in the same funds as the employee elects to have his/her contributions invested. Prior to February 9, 2002, employer contributions were made directly into the common stock of AES and were not transferable to any of the other funds. Effective February 9, 2002, participants were allowed to transfer employer contributions out of the AES common stock fund to any of the available investment options in accordance with the Plan's procedures. Effective January 1, 2003, participant contributions are made into the same funds as the participant elects to have his/her contributions made into. Each participant's account is credited with the participant's contribution and IPL's matching contribution. Allocations of Plan earnings are based on individual account balances relative to total account balances as of the valuation dates.

     Participant fund transfers are subject to certain restrictions as outlined in the Summary Plan Description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and, after payment of necessary expenses, shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

     Participants may borrow up to the lesser of 50% of the vested portion of their account or $50,000, with a minimum loan requirement of $1,000. The period of repayment of the loan can vary but generally will not exceed five years except for loans used to purchase or construct a principal residence. The loans are secured by the balance in the participant's account and bear interest at one percent over prime. Principal and interest are paid through payroll deductions.

     The Plan is  maintained  with the intent of being a  qualified  trust under
     Section 401(a) of the Internal Revenue Code. Its related trust is exempt from Federal income taxes under Section 501(a) of the Code. The Plan obtained its latest determination letter on February 6, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan, as amended, is being operated in compliance with the applicable requirements of the Internal Revenue Code.

     Although it has not expressed any intent to do so, IPL has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

     Participants should refer to the Summary Plan Description for a more detailed description of the Plan.

     On June 21, 2001, the Plan was amended to no longer allow non-union employees to make contributions to or participate in the Plan effective July 7, 2001. Effective January 1, 2003, all non-union employees, who were hired prior to July 1, 2001, were given a choice to make a one-time irrevocable election to rejoin the plan.

3.   RISKS AND UNCERTAINTIES

     The  Plan  invests  in  various   securities   including  U.S.   Government
     securities, corporate debt instruments, corporate stocks, registered investment companies, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's assets.

                                                                                2003               2002
     The AES Corporation common stock, 2,765,212 and
       2,670,797 shares, respectively                                        $26,103,606        $ 8,065,808*

     Oppenheimer Main Street Income & Growth
       Mutual Fund, 244,567 and 244,019 shares, respectively                 $ 8,021,811        $ 6,344,482

     Merrill Lynch Federal Securities Trust Mutual Fund,
       980,971 and 1,001,427 shares, respectively                            $10,064,764        $10,364,771

     Merrill Lynch Retirement Preservation Trust,
       6,165,445 and 4,215,854 shares, respectively                          $ 6,165,445        $ 4,215,854

     Merrill Lynch Equity Index Trust,
       62,972 and 66,741 shares, respectively                                $ 5,061,663        $ 4,181,345

     Merrill Lynch Balanced Capital Fund
       92,828 and 94,076 shares, respectively**                              $ 2,452,516        $ 2,094,130

     * Includes nonparticipant-directed investments (see Note 2)
     ** 2002 value is over 5%, 2003 value is under 5%

     During 2003, the Plan's investments (including both realized and unrealized gains and losses) appreciated in value by $21,896,725 as follows:

        Mutual Funds                                                $ 2,931,347
        Common/Collective Trust                                       1,177,032
        The AES Corporation Common Stock                             17,788,346
                                                                    -----------

        Net appreciation in fair value of investments               $21,896,725
                                                                    ===========

5.   MERRILL LYNCH RETIREMENT PRESERVATION TRUST

     One of the investment funds is the Merrill Lynch Retirement Preservation Trust, which is a trust for the collective investment of Qualified Plans. The majority of the fund assets consist of investment contracts which are included in the financial statements at contract value, (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contracts at December 31, 2003 and 2002 approximates market value. The average yield rates for 2003 and 2002 were approximately 4.26% and 5.47%, respectively.

6.   RELATED PARTY TRANSACTIONS

     Merrill Lynch, the Plan Trustee, invests in AES common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of IPL, any investment transactions involving AES common stock qualify as related-party transactions. Merrill Lynch is also the Investment Manager for the Merrill Lynch Retirement Preservation Trust, the Merrill Lynch Equity Index Trust, the Merrill Lynch Balanced Capital Fund, the Merrill Lynch Utility and Telecommunications Mutual Fund and the Merrill Lynch Federal Securities Trust.

                                     ******

                              SUPPLEMENTAL SCHEDULE

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN:  35-0413620
PN:  003
DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------------

                                                                                                            Fair
     Shares                                  Description                                  Cost             Value

       78,254   Aim Income Mutual Fund                                                 $   538,083      $   522,737
        1,389   Aim Global Health Care Mutual Fund                                          33,553           36,339
       20,807   Alliance Technology Mutual Fund                                          1,968,360        1,130,463
    2,765,212 * The AES Corporation Common Stock                                        51,206,339       26,103,606
       31,159   Ivy International Mutual Fund                                              859,780          643,129
    6,165,445 * Merrill Lynch Retirement Preservation Trust
                  Common/Collective Trust                                                6,165,445        6,165,445
       62,972 * Merrill Lynch Equity Index Trust
                  Common/Collective Trust                                                4,931,739        5,061,663
      244,567   Oppenheimer Main Street Income & Growth Mutual Fund                      8,449,690        8,021,811
      980,971 * Merrill Lynch Federal Securities Trust Mutual Fund                       9,639,115       10,064,764
       92,828 * Merrill Lynch Balanced Capital Fund                                      2,715,500        2,452,516
       63,970   Templeton Foreign Mutual Fund                                              594,967          680,638
       45,093   Van Kampen Growth & Income Mutual Fund                                     726,737          813,480
       18,481   Alger Midcap Growth Institutional Portfolio Mutual Fund                    250,713          282,383
        9,683   Lord Abbett Small Cap Value Mutual Fund                                    221,369          238,786
       13,112   JP Morgan Mid-Cap Value Mutual Fund                                        218,455          244,140
       50,722   Federated Total Return Bond Mutual Fund                                    551,717          549,830
       26,841   American Growth Fund of America Mutual Fund                                583,284          653,311
       12,314   Seligman Henderson Global Technology Mutual Fund                           126,685          148,880
        5,511   Phoenix Duff & Phelps Real Estate Securities Mutual Fund                   101,640          112,375
        1,146   Oppenheimer Real Asset Mutual Fund                                           8,376            8,942
        1,640   Franklin Mutual Financial Services Mutual Fund                              30,557           32,931
        2,123   Oppenheimer Gold & Special Minerals Mutual Fund                             40,773           44,404
        4,407   Delaware Investments Trend Mutual Fund                                      74,510           83,115
          747 * Merrill Lynch Utility and Telecommunications Mutual Fund                     6,129            6,510
                Participant Loans                                                          601,673          601,673
                                                                                       -----------      -----------

                TOTAL INVESTMENTS                                                      $90,645,189      $64,703,871
                                                                                       ===========      ===========


* Party-in-interest transaction

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                EMPLOYEES' THRIFT PLAN OF INDIANAPOLIS POWER & LIGHT COMPANY
                                By the Plan Administrator:


                                EMPLOYEES' PENSION COMMITTEE OF INDIANAPOLIS
                                POWER & LIGHT COMPANY


                                By: /s/ Edward J. Kunz
                                    --------------------------------------------
                                    Edward J. Kunz, Chairman of the Committee





DATE: June 25, 2004